Exhibit 99.2

ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION
AND ANALYSIS

THREE AND NINE MONTHS ENDED OCTOBER 31, 2012

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

This Management Discussion and Analysis (“MD&A”) is dated December 21, 2012 and unless otherwise noted, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (“Financial Statements”) for the three and nine months ended October 31, 2012 and the comparative three and nine months ended October 31, 2011 and the notes thereto. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. Unless otherwise noted, all amounts reported herein are in United States dollars. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three and nine months ended October 31, 2012 are not necessarily indicative of the results that may be expected for any future period.

The Financial Statements include the Company’s wholly owned subsidiaries, Kentucky Standard Energy Company, Inc. and Manhattan Mining Co., both United States companies.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information is a change or a fact that has or would reasonably be expected to have, a significant effect on the market price or value of the Company’s common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

The Company’s common shares are listed in the United States of America on the Over the Counter Bulletin Board “OTC:BB”, under the symbol RYSMF.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, including in respect of the timing of project development. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economies; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about the Company’s business are more fully discussed under “Risk Factors” contained elsewhere in this MD&A. The Company assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

HIGHLIGHTS

On December 19, 2012, the Company announced the completion of its transaction with Scorpio Gold Corporation (TSX-V: SGN) (“Scorpio”) to sell its Goldwedge and Piñon property interests and the assets related thereto to Scorpio (the “Transaction”). The Transaction was completed pursuant to the previously announced asset purchase and sale agreement entered into with Scorpio on October 10, 2012.

The completion of the Transaction follows a special meeting of the Company’s shareholders held on November 28, 2012, at which votes representing 50.08% of the total issued and outstanding shares of the Corporation as at the record date were cast either by proxy or in person, with 99.46% of such shares voting in favour of the special resolution approving the Transaction.

Pursuant to the Transaction, the interests of the Company and its wholly-owned subsidiary, Manhattan Mining Co., in the Goldwedge and Piñon properties and the assets related thereto have been sold to Scorpio and its wholly-owned subsidiary Goldwedge LLC for $1.25 million in cash, 3 million common shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal (such amounts having an approximate current aggregate value of US$16.65 million) which were owed by the Company to Waterton Global Value, L.P., the Corporation’s principal creditor.

Subsequent to the announcement of the non-binding letter of intent on August 29, 2012, the Company slowed down daily activity at Goldwedge, its flagship operation, while the Transaction was ultimately concluded. During the interim, the Company focused on a maintenance and upkeep program.

OVERVIEW

The Company is a mineral exploration and mine development company engaged in locating, acquiring, exploring and developing gold and precious metal deposits in Nevada. The Company's flagship Goldwedge Project was located southeast of the Round Mountain gold mine in central Nevada. The Goldwedge Project was the property of primary focus. This project was considered to be an advanced exploration development project that is fully permitted by the Nevada Division of Environmental Protection (“NDEP”) for a mine and mill. The Company’s portfolio of gold exploration projects continues to include Fondaway Canyon and Dixie-Comstock.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

GOING CONCERN

The Company’s Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss in the current and prior periods, with a net loss for the three and nine months ended October 31, 2012 of $3,858,506 and $9,748,824 respectively (three and nine months ended October 31, 2011– net loss of $2,482,361 and $3,728,000 respectively) and has an accumulated deficit of $54,302,318 as at October 31, 2012 (January 31, 2012 – $44,553,494).

The underlying value of the resource properties is dependent upon the existence and profitable recovery of reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to continue to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders, its current creditor, securing additional financing or disposing of some or all of its interests on an advantageous basis. During the year ended January 31, 2012, the Company secured financing of $8,000,000 and subsequently, two loan extensions of $2,000,000 each, bringing the total financing to $12,000,000. The Financial Statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

MINERAL PROPERTIES

Goldwedge Project

The Goldwedge Project, represented the Company’s most advanced project and was located in the Manhattan district of Nye County, approximately eight miles south of the Round Mountain mine and had been issued a mine and mill permit by the NDEP. The Company had been completing, prior to the slowdown in activity, the refurbishment of the on-site processing plant which was used for the test mining and processing that took place in 2007 and 2008. The mill was commissioned this past April. The process included primary crushing and grinding facilities that fed a gravity recovery system. In addition, dry stack tailings containment as well as silt and fresh water ponds are in place. Testing of the various mineral processing functions commenced during April 2007, and continued throughout 2008, using previously extracted stockpiles of low grade gold feed material, as well as concurrently newly mined material. The plant feed material was processed into gold doré on site. The Company had recently completed construction of the Rapid Infiltration Basins (RIB), dewatered the previously completed underground development and also commenced phase 2 of the underground development program. This phase of the development included the exploration of defined mineralized zones concurrently with the second phase of decline development. The previous work had concentrated on the development of a spiral decline as a means to explore the deposit at depth. As part of the earlier program, a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. Phase 2 of the development was concentrated on developing along the strike of known mineralized zones to assess continuity and grade as well as prepare areas for future test stoping. Prior to the current slow-down, mineralized material was sampled daily and analyzed for gold content at the Company’s onsite assay laboratory. The assay laboratory was also recently refurbished and had been approved by the NDEP.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

As at October 31, 2012, the Company had recorded an asset retirement obligation (“ARO”) on its Goldwedge Project in the amount of $180,761, representing the net present value of management’s estimated costs to restore the property site to its original condition. In determining these estimated costs, management also reviews calculations prepared by and provided by the state of Nevada, using the Nevada Standardized Reclamation Cost Estimator (“SRCE”). The SRCE is used by the state in calculating the reclamation bond being requested from the Company. In connection with the recent Transaction with Scorpio, this ARO was assumed by Scorpio.

Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted ARO for all projects, where applicable, has been estimated by management assuming that the future payments will be made over a ten year period from the date of initial assessment of the ARO’s using a discount rate of 10%.

Project Expenditures

During the three and nine months ended October 31, 2012, the Company's exploration and evaluation expenditures on the Goldwedge Project were $259,279 and $2,840,785 respectively (three and nine months ended October 31, 2011 - $871,223 and $1,669,822 respectively).

Future Programs

As a result of the recent Transaction with Scorpio, the Company has sold the Goldwedge Project and will no longer be incurring expenditures on the Goldwedge Project.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

Other Properties

On June 29, 2005, the Company entered into a five year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1,600 acres (four patented and 70 unpatented claims). The property’s position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option included the Dixie-Comstock claim group located in Churchill County, Nevada. Dixie-Comstock is a 1,500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. Annual option payments of $48,000 were to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result, this property is now 100% owned by the Company.

The Piñon property was made up of certain lease agreements to lease certain properties in Elko County, Nevada. During the three and nine months ended October 31, 2012 the Company's exploration and evaluation expenditures on the Piñon property were $62,494 and $104,591 respectively (three and nine months ended October 31, 2011 - $73,537 and $99,888 respectively). As a result of the recent Transaction with Scorpio, the Company will no longer be incurring expenditures on the Piñon Project.

The Fondaway Canyon property is located in Churchill County, Nevada. During the three and nine months ended October 31, 2012 the Company’s exploration and evaluation expenditures on the Fondaway Canyon property were $23,017 and $58,017 respectively (three and nine months ended October 31, 2011-$23,017 and $58,017 respectively).

The Kentucky Project is located in Wolfe County, Kentucky. During the three and nine months ended October 31, 2012, the Company’s exploration and evaluation expenditures on the Kentucky Project were $48,792 and $57,910 respectively (three and nine months ended October 31, 2011-$32,088 and $69,815 respectively). See “Related Party Transactions”. The Kentucky Project represents the Company’s sole venture in coal exploration. The Company continues to review all options with this project.

Under the guidance of IAS 37, the Company had recorded an ARO on the Piñon Project in the amount of $28,084, $2,771 on the Fondaway Canyon and Dixie-Comstock Projects and on the Kentucky Project $102,384, as at October 31, 2012, representing the net present value of the estimated costs to restore each property to its original condition. In connection with the recent Transaction with Scorpio, the ARO with respect to the Piñon Project was assumed by Scorpio.

In August 2009, the Company retained a 1% net smelter royalty on the sale of the Piñon Railroad Project.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

ENVIRONMENTAL LIABILITIES

The Company’s projects in Nevada are subject to regulation and permitting by the NDEP. The Company is not aware of any other environmental liabilities or obligations associated with its mining interests in Nevada. The Company is conducting its operations in a manner that is consistent with governing environmental legislation.

OVERALL PERFORMANCE

The Company was able to secure financing with Waterton, finalizing an $8,000,000 Gold Stream Facility during the prior year’s third quarter and a further $4,000,000 in two loan extensions, $2,000,000 on May 8, 2012 and $2,000,000 on June 27, 2012, bringing the total on the facility to $12,000,000. The Gold Stream Facility had allowed the Company to focus on its Goldwedge Project and its primary objective of completing the processing plant (mill). During the prior year’s fourth quarter, management hired two main contractors to carry out the completion of the mill, which was recently commissioned. The Company continued to prepare the mill for production before the slowdown in operations. During the nine months ended October 31, 2012, the Company had incurred $3,390,008 in expenditures, including capitalized interest of $895,055, on the mill construction. These costs included significant electrical upgrades, new installations and expenditures related to various test runs. During the construction, the Company encountered many challenges with the existing equipment, due to mechanical failure requiring repeated repairs and replacement. These costs would begin to be depreciated, once the mill was in production, but the mill was included in the recent Transaction with Scorpio.

The Company’s net loss for the nine months ended October 31, 2012 was $9,748,824 ($0.12 loss per share) compared to $3,728,000 ($0.04 loss per share) for the nine months ended October 31, 2011, an increase of $6,020,824. The increase in the loss is partially attributable to the increased exploration and evaluation expenditures of $1,163,761. The funds made available by the Gold Stream Facility allowed the Company to carry out its mine development and mill construction activities. In addition, general and administrative expenditures increased by $1,993,204, mainly attributable to increased professional fees of $1,346,099, representing primarily, legal fees and expenses incurred in addressing the company’s outstanding claims and share-based payments of $416,526, representing the vested amounts during the period for the stock options granted on January 20, 2012. Also contributing to the increased loss were the financing costs associated with the Gold Stream Facility, totaling $4,145,177.

The Company’s future financial condition and operations is dependent on many factors including, the underlying value of the remaining resource properties which is dependent on the underlying mineral claims, the ability to raise additional long-term financing or other forms of financing to enable it to complete the development of the properties and upon future profitable production or, alternatively, upon the Company’s ability to dispose of one or more of its remaining interests on an advantageous basis.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

SELECTED FINANCIAL INFORMATION

	Nine months	Twelve
	ended	months ended
	October 31,	January 31,
	2012	2012
Total revenues	nil	nil
Net loss for the period	$9,748,824	$6,451,698
Basic and diluted loss per share	$0.12	$0.08
Total issued common shares	83,953,825	83,853,825
Net assets held for sale	$5,955,313	-
Total assets (including held for sale)	$6,514,318	$3,653,198
Total liabilities (excluding long- term debt and related embedded derivative)	$5,176,163	$3,361,101
Total long-term debt and related embedded derivative	$16,545,000	$6,102,644

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated.

	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	Oct- 31	Jul-31	Apr-30	Jan-31	Oct-31	Jul-31	Apr-30	Jan-31
	2012	2012	2012	2012	2011	2011	2011	2011
	$	$	$	$	$	$	$	$
Finance Income	(3,103)	(511)	(612)	(2,285)	(801)	(708)	(497)	(1,149)
Exploration	393,582	1,260,127	1,407,594	996,551	999,865	722,789	174,888	304,872
General & administrative	266,758	1,555,326	702,079	2,338,423	202,442	257,793	70,724	346,144
Write-off of advances	-	-	-	-	-	-	-	132,060
Gain on disposal of marketable securities	-	-	-	-	-	-	-	(275,194)
Other expenses (income)	3,201,269	843,270	123,045	(608,991)	1,280,855	12,481	8,169	(12,980)
Net loss	3,858,506	3,658,212	2,232,106	2,723,698	2,482,361	992,355	253,284	493,753
Basic & diluted loss per share	0.05	0.04	0.03	0.03	0.03	0.01	0.00	0.01
Weighted average number of shares	83,878,202	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825

REVIEW OF THIRD QUARTER FINANCIAL RESULTS

Revenue

The Company’s Goldwedge Project was the property of main focus. It was still in the exploration and development stage. Until sufficient work had been completed to confirm the technical feasibility and commercial viability of this project, no material revenue had or will be earned. No revenues have been earned during the quarters presented.

Expenses

The Company’s loss for the three months ended October 31, 2012 was $3,858,506 ($0.05 loss per share) compared to $2,482,361 ($0.03 loss per share) for the three months ended October 31, 2011, an increase of $1,376,145. On an ongoing basis, management continued to assess the performance of its workforce, making changes where necessary, many of which were carried out in the first quarter. Management was continually challenged with recruiting quality employees who were willing to accept the challenges of working in this remote location. The Company continued to focus on mine development until the slowdown in activity at the end of August, incurring costs of $184,092 with no comparable amount in the third quarter of the prior year, the result of a more focused effort and a full shift of underground miners to the end of August. In addition to mining supplies and support costs, the mine development costs included the rental of an underground LHD totaling $20,290. Consulting, wages and salaries decreased by $444,512 compared to the comparable prior period, primarily due to the slowdown at the end of August. The Company was also able to benefit from the sale of exploration and development ore for $153,492 during the three months ended October 31, 2012.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

General and administrative expenses increased by $64,316, mainly attributable to the share-based payments of $68,437 representing the vested amounts during the period for the stock options granted on January 20, 2012 and increased corporate development expenses, primarily the result of investor relations consulting and costs incurred for additional secretarial services, offset by reduced professional fees and consulting, wages and salaries. Also, significantly for contributing to the increased loss were the financing costs associated with the Gold Stream Facility, a total of $3,144,069 for the three months ended October 31, 2012 compared to $1,288,699 for the three months ended October 31, 2011. The increase in the financing costs is attributable to the fair value of the Gold Stream Facility, which at October 31, 2012 was equal to the amount required to satisfy payment in full, since it was assumed by Scorpio in the recent Transaction.

REVIEW OF NINE MONTH FINANCIAL RESULTS

The Company’s loss for the nine months ended October 31, 2012 was $9,748,824 ($0.12 loss per share) compared to $3,728,000 ($0.04 loss per share) for the nine months ended October 31, 2011, an increase of $6,020,824.

The financing provided by Waterton late in the second quarter of 2011, allowed the Company to begin planning for increased activity. This was most evident in 2012, when the Company increased staffing levels in most areas on the Goldwedge Project, including all key operating and reporting functions, until the slowdown at the end of August. During the nine months ended October 31, 2012, the Company continued to hire miners, surface and underground diamond drillers, assay laboratory samplers and technical staff until the slowdown at the end of August. The Company continued to focus on mine development, while in operation, incurring costs totaling $2,009,487 for the nine months ended October 31, 2012. These costs included the mine workforce totaling $620,638, the costs in connection with electrical improvements and maintenance by the Company’s electrical contractor totaling $316,534, the underground LHD rental of $120,860 and the costs associated with the completion of the underground escape way of $108,102. The balance of the costs included in mine development included supplies, support costs and power. Under consulting, wages and salaries, the Company incurred costs totaling $782,172 for the nine months ended October 31, 2012 compared to $780,669 for the nine months ended October 31, 2011, a decrease of $1,503. During the nine months ended October 31, 2012, the Company had a dedicated underground superintendent and a mine engineer under contract, incurring costs of $236,406, a senior mine geologist under contract for $120,933, a project geologist for $105,700 and a contract with a company for security totaling $126,296. The Company’s milling costs of $151,035 for the nine months ended October 31, 2012, included staff wages and salaries of $106,149 and various supplies and support costs.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

General and administrative costs for the nine months ended October 31, 2012 was $2,524,163 compared to $530,959 for the nine months ended October 31, 2011, an increase of $1,993,204. The most significant increase related to professional fees, primarily in connection with legal fees and expenses incurred in defending the Company’s outstanding claims. In addition, the Company’s corporate development was of greater focus, including incurring costs associated with the annual general meeting in July and additional secretarial services. Further, the Company incurred share-based payments of $416,526, representing the vested portion for the period, for the Company’s stock options granted on January 20, 2012.

Also contributing to the loss in a significant way, were financing costs in connection with the Company’s Gold Stream Facility which totaled $4,145,177 for the nine months ended October 31, 2012 compared to $1,301,699 for the nine months ended October 31, 2011, an increase of $2,843,478. The increase in the financing costs is attributable to the fair value of the Gold Stream Facility, which at October 31, 2012 was equal to its amount required to satisfy payment in full, since it was assumed by Scorpio in the recent Transaction.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no operating cash flow and has to date, financed its mineral exploration activities and its ongoing expenditures, primarily through equity transactions such as equity offerings, the exercise of warrants and its recent financing arrangement with Waterton. The Company’s financial success will be dependent on the economic viability of its remaining mineral exploration properties to the extent that it can establish reserves and its ability to secure ongoing financing, the support of its shareholders and creditor or the ability to dispose of some or all of its interest on an advantageous basis.

As at October 31, 2012, the Company had cash and cash equivalents of $103,469. Cash used in operating activities was $3,860,191 for the nine months ended October 31, 2012. During the nine months ended October 31, 2012, the Company experienced a net increase in non-cash working capital items of $1,044,021, which was due to an increase in accounts payable and accrued liabilities of $1,088,026, offset by increases in sundry receivables and prepaids of $8,982 and a decrease in due to related parties of $35,023. As at October 31, 2012 and the date hereof, the Company had met its capital commitment obligations to keep its property agreements in good standing.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at October 31, 2012, the Company had cash and cash equivalents of $103,469 compared to $629,553 as at January 31, 2012, to settle current liabilities of $21,616,008 compared to $6,120,109 as at January 31, 2012. Included in current liabilities are the amounts owing on the long-term debt, including the embedded derivative totaling $16,545,000. All of the Company's financial liabilities, excluding those related to the long term debt (including the embedded derivative), have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity.

As of the date hereof, the Company had drawn $12,000,000 against the Gold Stream Facility. In addition, the Company received an additional loan (advances) of $500,000 as at October 31, 2012. As of the date hereof, the additional loan is $600,000. This additional loan will not be subject to interest or other features which existed under the Gold Stream Facility, but, will be secured under the same security as existed under the Gold Stream Facility and is due May 1, 2013. On the recent Transaction with Scorpio, the Gold Stream Facility was fully extinguished.

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

CONTRACTUAL OBLIGATIONS

(a) Under the terms of the option agreement with Sharpe Resources Corporation (“Sharpe”), the Company was required to incur expenditures of $2,000,000 in total by December 9, 2011 to exercise its option. As noted previously, the Company exercised the option on December 7, 2011. Pursuant to the terms of the option agreement, the Company requested Sharpe to provide additional cash to the Kentucky Project, to match that of the Company, which had exceeded $2,000,000. As of the date hereof, Sharpe had not responded.

(b) Includes optional payments and expenditures required in order to maintain its various remaining mining interests in good standing.

(c) The Company had an employment contract dated January 1, 2011 with the former Chief Executive Officer. The contract was for a term of five years, allowing for a base salary of $250,000 per year and also providing for an additional annual bonus payment at the discretion of the Board of Directors. The contract also contained termination provisions entitling the former Chief Executive Officer to receive the greater of three years basic compensation and the amount outstanding for the remainder of the term of the employment agreement only if he is terminated other than for cause or if he terminated his employment for “good reason” which includes material failure by the Company to substantially comply with the terms of the employment agreement. Management has determined that the former Chief Executive Officer is not entitled to any additional compensation since he was terminated with cause.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

Management continues to review all contractual obligations and other payables in relation to the Company’s properties and operations. The Company has no operating revenues and therefore it must utilize its current cash reserves, funds obtained from the exercise of stock options, other financing transactions and possibly the disposal of some or all of its interests on an advantageous basis, in order to maintain its capacity to meet ongoing discretionary exploration and operating activities. Although the Company has obtained financing, the Company does not have sufficient funds on hand to meet its current operating and capital requirements; therefore, the Company may continue to seek additional equity or debt financing to generate funds. Refer to “Highlights”, for a discussion of the recent Transaction with Scorpio.

As at October 31, 2012 and the date hereof, the Company had 83,953,825 common shares issued and outstanding, and stock options outstanding to acquire 4,550,000 common shares of the Company that would raise $1,235,000 if exercised in full. As at October 31, 2012 and the date hereof 2,200,000 options were exercisable. The Company’s liquidity risk with financial instruments is minimal as any excess cash is invested in highly liquid bank-backed guaranteed investment certificates.

The market value of the Company’s investment in Sharpe, a Canadian publicly held company, as at October 31, 2012, was $80,000. The Company can sell the securities to raise funds to settle outstanding obligations. The investment is considered an available for sale investment and the Company has recorded other comprehensive loss on this investment of $70,000 for the nine months ended October 31, 2012.

RELATED PARTY TRANSACTIONS

Remuneration of Directors and key management personnel of the Company was as follows:

Nine months ended October 31,	2012	2011
Salaries and benefits paid to directors and officers (1)	$278,017	$260,911
Share-based payments	$393,478	-

(1)

Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company, except for Ken Strobbe, who provides mine consulting services at the Goldwedge Project totaling $73,607 for the nine months ended October 31, 2012 (nine months ended October 31, 2011- $nil), included under consulting, wages and salaries for the Goldwedge Project. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000, included above, for providing consulting services in connection with the Kentucky Project for the nine months ended October 31, 2012 (nine months ended October 31, 2011-$nil).

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc. (“Equity”), a company providing financial services to the Company. Services provided by Equity totaled $8,443 for the nine months ended October 31, 2012 (nine months ended October 31, 2011-$2,090).

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

Due to related parties balance as at October 31, 2012 consists of $nil (January 31, 2012-$22,607), owing to the former CEO and $nil owing to Sharpe (January 31, 2012-$12,416). In addition, included in accounts payable and accrued liabilities is $41,284 (January 31, 2012 - $18,677), owing to the former CEO and $10,174 (January 31, 2012-$nil) owing to the Chief Financial Officer.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As at October 31, 2012 and the date hereof, the Company had 83,953,825 common shares outstanding.

As of the date hereof, the Company had 4,550,000 stock options outstanding, as follows:

Number of Options	Exercise Price	Expiry Date
650,000	$0.10	June 26, 2014
3,900,000	$0.30	January 20, 2017

And, 2,200,000 of the outstanding stock options are exercisable.

CONTINGENCIES

(a)

The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of mining claims in Nye County, Nevada acquired by the Company, is contending the surface rights acquired by the Company for a patented mining claim. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b)

The Company received an action against it whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management had responded to the DMER and is continually working on resolving the issue. In the meantime, the DMER issued a penalty of $45,000 and is seeking forfeiture of the Company’s reclamation bond in the amount of $178,700. The next appearance before the DMER is scheduled for January 18, 2013. The $45,000 penalty is included in accounts payable and accrued liabilities.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

(c)

The Company’s wholly-owned subsidiary, Manhattan Mining Co., received documents filed in the District Court, Nye County, Nevada, from a former vendor contending damages for breach of contract. The vendor is also seeking damages for unjust enrichment and related attorney’s fees and the costs of the suit. The damages sought for breach of contract and unjust enrichment total $37,500. In the opinion of management , the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim

(d)

On September 27, 2011, Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favorable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled approximately $376,170, as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. Management had estimated these expenses at $330,000 and had accrued this amount in the accounts for the year ended January 31, 2012. Subsequently, an additional amount of $165,000 relating to additional legal expenses incurred by Hale Capital had been accrued. A significant portion of these total expenses had been paid during the three and nine months ended October 31, 2012.

(e)

On September 12, 2012, one of the Company’s contractors claimed a mechanic’s lien upon the Company’s real property in the amount of $162,878. This amount is included in accounts payable and accrued liabilities.

(f)

During the current quarter, the Secretary of Labor, Mine Safety and Health Administration (MSHA), as the petitioner, filed a complaint made by a former employee of Manhattan, charging discrimination pursuant to Section 105(c) 1 of the Federal Mine Safety and Health Act of 1977. The Office of Assessments has assessed a civil penalty of $20,000. In the opinion of management, the legal proceedings are without merit and the Company will continue to vigorously defend itself against this claim.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

OFF BALANCE SHEET ARRANGEMENTS

As of the date hereof, management believes the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

As noted under “Highlights”, the Company completed the recent Transaction with Scorpio and will continue to complete any post-closing requirements.

NEW SIGNIFICANT ACCOUNTING POLICIES

No new accounting policies were adopted during the nine months ended October 31, 2012.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from those estimates. The Financial Statements for the three and nine months ended October 31, 2012 and 2011 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements for the three and nine months ended October 31, 2012 and 2011 and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following and are explained in detail in Note 2 of the audited consolidated financial statements for the years ended January 31, 2012 and 2011:

  Management’s assumption of material restoration, rehabilitation and environmental obligations, based on the facts and circumstances that existed during the period; and

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012
  Management’s assumption used to determine the fair value of the embedded derivative on long-term debt

NEW ACCOUNTING PRONOUNCEMENTS

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the International Accounting Standards Board (“IASB”) in October 2010 and will replace IAS 39 Financial Instruments Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The IASB has proposed amending the effective date to January 1, 2015. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs ("Special purpose entities") in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 - Joint Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 1 Presentation of Financial Statements

IAS 1 was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

IAS 28 Investments in Associates and Joint Ventures

As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. IAS 28 is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Future Accounting Changes

The IASB is expected to publish new IFRSs on the following topics in early 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published.

  Hedge accounting

  Leases

  Revenue recognition and

  Financial instruments

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its deficiency to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive loss which as at October 31, 2012 totaled $15,206,845 (January 31, 2012 - $5,810,547). Included in the Financial Statements is an accumulated deficit of $54,302,318 as at October 31, 2012 (January 31, 2012 – $44,553,494).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the nine months ended October 31, 2012 and 2011.

The Company has cash balances and interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, banker’s acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy. The Company’s interest bearing debt is its Gold Stream Facility which bears interest at the rate of 9% per annum. The Company was also obligated to pay a profit participation amount, on each repayment date, when the spot price of gold is in excess of $1,600 an ounce on the business day immediately preceding the repayment. In addition, the Company is obligated to pay an amount in excess of the scheduled repayment amount, equal to approximately 33.33% . The full amount of the Gold Stream Facility, including the profit participation and the 33.33% excess was disclosed in the Company’s Financial Statements.

The Company’s functional and reporting currency is the US dollar and major purchases are transacted in US dollars. An operating account is maintained in Canadian dollars primarily for settlement of general corporate expenditures.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012

Discussion Dated December 21, 2012

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

  The Company’s marketable securities are subject to fair value fluctuations. As at October 31, 2012, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the nine months ended October 31, 2012 would have been approximately $8,000 higher/lower. Similarly, as at October 31, 2012, reported shareholders’ deficiency would have been approximately $8,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

  Cash, sundry receivables and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at October 31, 2012, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net loss and comprehensive loss would be affected by approximately $61,000.

  The fair value of the embedded derivative on the long-term debt is determined by the gold price at the repayment dates. When the gold price is over $1,600 per once, the embedded derivative would have a value. As at October 31, 2012, had the future gold price increased/decreased $50 per ounce, it would affect net loss and comprehensive loss by approximately $125,000.

  Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As at October 31, 2012 and the date hereof, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company’s liquidity and its ability to meet its ongoing obligations. See “Risk Factors”.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors below.

Exploration Stage Company and Exploration Risks

The Company is a junior resource company focused primarily on the acquisition and exploration of mineral properties located in the United States and, as such, is engaged in a highly speculative business. The properties of the Company have no established reserves. There is no assurance that any of the projects can be mined profitably. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if at all, from its mineral properties. Any profitability in the future from the business of exploration will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time that even a combination of management’s careful evaluation, experience and knowledge may not eliminate. There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities.

While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration, development and production programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves that are sufficient to commercially mine some of the Company’s properties and construct, complete and install mining and processing facilities on those properties that are actually mined and developed.

No History of Profitability from Mineral Exploration

The Company is a development stage company with no history of profitability from mineral exploration. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire, retain and engage in commercial production on its property interests and, if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

Market Fluctuations and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company’s control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Mining Risks and Insurance

The Company is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards if mineral exploration against which it or the operator of its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. In addition, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Environmental Risk

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds.

Title Risk

The validity of unpatented mining claims on public lands, which constitute most of the Company’s property holdings, is often uncertain and may be contested and subject to title defects.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

Property Interests

The Company's gold and coal interests being the Dixie-Comstock Project, Fondaway Canyon Project and Kentucky Project (collectively “Property Interests”) are the only projects that are currently material to the Company. As noted under “Highlights”, the Company completed the recent Transaction with Scorpio and will currently be solely dependent upon its remaining Property Interests. As a result, any adverse developments affecting the Company's existing Property Interests would have a material adverse effect on the Company’s financial condition and results of its operations.

Credit Risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and reclamation bonds. The Company has no significant concentration of credit risk arising from operations. While cash and reclamation bonds are held with reputable financial institutions from which management believes the risk of loss to be minimal, there can be no assurances that such institutions will not encounter economic difficulties, which may, in turn, have a material adverse effect on the Company.

Liquidity Risk

There is a risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. However, since the Company does not have any revenue, there is a risk that the Company will not have sufficient cash resources to meet liabilities as they come due.

Commodity Prices

The value and price of the Company’s securities, its financial results, and its exploration, development and mining activities may be significantly adversely affected by declines in the price of gold, other precious metals and coal. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of gold producing countries throughout the world.

Government Regulation

The Company’s mineral exploration and development activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. The Company can provide no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company’s exploration, production or development activities. There is no guarantee that the Company’s exploration licenses will be extended or that new exploration licenses will be approved. In addition, such exploration licenses could be changed and there can be no assurances that any application to renew any existing licenses will be approved. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations, if any. There can be no assurance that the Company will be able to obtain these permits in a timely manner.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

Capital Investment

The ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favorable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in base and precious metal exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Dependence on Key Employees

The Company’s business is dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company.

RISK MANAGEMENT

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors provides regular guidance for overall risk management.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements. In contrast to the certificate required under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and (ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2012
Discussion Dated December 21, 2012

ADDITIONAL DISCLOSURE FOR VENTURE CORPORATIONS

The following table sets forth a breakdown of the components of general and administrative expenditures for the Company, for the nine months ended October 31, 2012 and 2011.

	October 31,	October 31,
	2012	2011
	$	$
Detail
Corporate development	161,431	28,486
Insurance	21,324	16,632
Office and general	56,612	3,763
Professional fees	1,530,222	184,123
Consulting, wages and salaries	282,825	297,249
Share-based payments	416,526	-
Travel	54,899	-
Depreciation	324	706

Total	2,524,163	530,959